ROCK RESOURCES INC.
(the "Company" or "Rock")



# News Release – APPEAL COURT JUDGEMENT EXPECTED SOON

## March 13, 2003



**C$ 15,000,000 plus claimed:** Rock's management anticipates an ultimate successful conclusion to its case against the Government. Rock advised the Government that it is claiming at least C$ 15 million based on an economic valuation report which estimated the gross value of its resources at C$ 7.8 million plus interest, lost opportunity costs and punitive damages which Rock feels is justified given the Government's conduct to date concerning its expropriation of Rock's Amber Mineral Claims.

CURRENT POSITION

At the hearing on December 6,2002, the Court of Appeal reserved judgement and management does not expect to receive the Court's judgement before March 2003.

EXPROPRIATION CLAIM OUTLINE

JULY 1995 - The NDP Government in British Columbia expropriated Rock's Amber Mineral Claims for the creation of the Goat Range Provincial Park, Slocan Mining Division of British Columbia.

APRIL 1996 - Rock advised the Government that C$15 million would be fair settlement compensation.

DECEMBER 1997 - Rock instructed lawyers to commence legal action to obtain fair compensation.

MARCH 2001 - Summary Trial

AUGUST 2001 - Judgement received against Rock.

DECEMBER 2002 - Court of appeal hearing.



BACKGROUND

GOVERNMENT PROMISE

In July 1995 the Provincial Government of B.C. expropriated our Amber Mineral Claims, Rock's then ONLY asset, and in August 1995, they started in writing to Rock that "The Government intends to reach fair settlement for tenures affected by new protected areas. A process is now being developed by which settlements can be determined. Your assistance and input will be necessary during the settlement negotiations, therefore, you can expect to be contacted once this process has begun."



GOVERNMENT FAILURE

The Provincial Government has failed to honour it's written words. Four and a half years passed and the ONLY process in place applies to expropriations AFTER January 26, 1999.

ROCK'S PROPOSALS

On April 15, 1996, after having supplied the government (in June 1996) with an independent economic evaluation, Rock advised the Government of B.C. that $15 million Cdn. dollars would be a fair settlement. The amount of $15 million Cdn. dollars is based on an October, 1995 report outlining $7.8 million Cdn. dollars of gross estimated mineral resources, interest, lost opportunity, cost, future potential and punitive damages.

The Government did not give Rock the courtesy of an appropriate response. Other claimants seem to receive an appropriate response and settlement only after commencing legal action.

On June 10, 1999, Rock Resources Inc., made an extremely "fair" settlement proposal to the government through their agents. The proposal was not considered by the agent and was not submitted (to our knowledge) to the appropriate government authorities as requested.

ROCK'S ACTIONS

Rock's patience with the Government process was exhausted. After much frustrating effort in trying to reach a settlement in accordance with Government promises, Rock commenced legal action January 9, 1998, Supreme Court Registry #A980073, and pushed forward in this direction. Rock issued it's settlement of claim on September 28, 1999 and received the Government's reply on November 12, 1999. Rock's lawyers, Lang Michener Lawrence & Shaw, then prepared for the next legal step, discovery of documents.

PRECEDENTS - 1993 EXPROPRIATIONS

In a July, 1997 article the Financial Post reported that the Provincial Government of British Columbia had reached a comprehensive settlement package with Royal Oak Mines for mineral claims that had been expropriated for the creation of a provincial park. This settlement totaled $166 million Cdn. Settlement was only reached subsequent to legal action commencing.

In a September, 1997 article, the Vancouver Sun reported that the "Province of B.C. must pay a $3.5 million Cdn. penalty to mining firm" for a mineral property expropriated for the creation of a provincial park. This "penalty", which was for "unreasonable delay", was in addition to the $3.9 million Cdn. compensation award.

In late 1997, in case involving a potential expropriation affecting a charitable organization, a B.C. Supreme Court Justice stated: "The concept of expropriation without compensation is not a familiar one in the history of the law in Canada, or, indeed, in any of the legal systems of the jurisdictions which share our English legal heritage."

PRECEDENTS - 1995 EXPROPRIATIONS

On September 23, 1997 MacMillan Bloedel with respect to expropriated Timber interests commenced a Supreme Court Action (Registry #A972476) and settled in early 1999 for $84 million Cdn.

Timberwest Forest Corp. negotiated a deal similar to MacMillan Bloedel for $19 million Cdn.

On December 16, 1997 Dark Resources and Kenneth L.Daughtry commenced a class action suit (Court Registry #C976712) with respect to the expropriation of mineral claims in 1995.

SUMMARY TRIAL

The Summary Trial on the issue of liability only was heard on March 12 and 13, 2001. At that time, judgement was reserved and subsequently Rock received written Reasons for Judgement. In his Reasons for Judgement, the Honourable Mr. Justice of E.G. Chamberlist relied almost exclusively on the B.C. Court of Appeal decision Cream Silver Mines Ltd. v. The Queen in Right of British Columbia, and did not rule in Rock's favour.

Rock's management team is of the view given advice sought to date, that the Cream Silver case was wrongly decided and that there are other Canadian Court decisions that support our position. Given that the B.C. Supreme Court in the hearing March 12 and 13, 2001 followed the Cream Silver case decision of the B.C. Court of Appeal, Rock filed a Notice of Appeal to the B.C. Court of Appeal.

Rock, at the hearing of the appeal will be seeking an order.

(1) setting aside the judgement of the Honourable Mr. Justice Chamberlist,

(2) an order and declaration that the Appellant's mineral claims have been wrongfully taken by the Respondent. Her Majesty the Queen in Right of the Province of British Columbia and that compensation is thereby payable;

(3) alternatively, that the Appellant's mineral claims have been taken or expropriated by the Respondent and that compensation is thereby payable.

**FUNDING**

Rock continues to have the necessary funds available for the full pursuit of this legal claim. These funds are made available as a non-recourse loan from an offshore corporation and are drawn down as required.

The non-recourse loan facility is for up to C$450,000 and bears interest of 1% per annum, paid in arrears. The loan shall be repaid upon the receipt of damages awarded from expropriation of the Amber claims. If Rock receives damages which are less than the principal amount of the loan, Rock shall pay the amount of damages received to fully discharge the loan. If Rock has not received damages prior to December 10, 2010, the loan shall be forgiven.

In conjunction with the loan facility, and immediately after damages are received, Rock will acquire 100% of the shares of the offshore corporation for C$600,000 plus an amount equal to 10% of any damages received greater than $1,200,000. If Rock receives damages from the Provincial Government less than $1,200,000, the shares will be purchased for the amount of damages less $600,000. If damages received are less than $600,000, Rock will not be required to purchase the shares.

Further, Rock's 5-year, 10% convertible redeemable debentures are redeemable at the time damages are received provided the proceeds exceed 200% of the legal and other costs incurred by Rock in prosecuting the action. In such case, 90% of the excess shall be used solely to redeem the debentures at a premium over their face value such that the rate of interest is calculated at an increased rate of 20% per annum from the date the principal of the debentures was first advanced. *These debentures currently total a face value of C$600,000.*

For further information, please contact Larry Horsburgh, Rock Investor Relations #604 688 3304

On behalf of the Board of Directors:

***"Graeme Rowland"***

Graeme Rowland,
Chairman and President



**RCK.V**
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com